UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: February 20, 2014

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated February 20, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 20, 2014	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

FOURTH QUARTER AND ANNUAL RESULTS

Highlights

•	Declared a cash dividend of $0.03 per share for the quarter ended December 31, 2013.

•	Reported fourth quarter 2013 adjusted net loss attributable to shareholders of Teekay Tankers(1) of $2.4 million, or $0.03 per share (excluding specific items which increased GAAP net income by $16.5 million, or $0.20 per share, including a $14.9 million reversal of a loss provision previously recorded on the Company’s investment in term loans).

•	Based on approximately 65 percent of days booked in the quarter, average spot time-charter equivalent, or TCE, rate to date for the first quarter of 2014 of approximately $34,300 and $25,300 per day for Teekay Tankers’ spot Suezmax and Aframax vessels, respectively, compared to $15,200 and $13,900 per day for the fourth quarter of 2013.

•	In January 2014, Teekay Tankers and Teekay Corporation jointly created a new tanker company, Tanker Investments Limited, and each invested $25 million for a combined 20 percent ownership interest; and agreed in principle for Teekay Tankers to acquire Teekay Corporation’s conventional tanker commercial and technical management operations.

•	In December 2013, the detained VLCC tanker that secures one of Teekay Tankers’ term loan investments was released from Egypt and is currently trading in the spot tanker market.

Hamilton, Bermuda, February 20, 2014—Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported an adjusted net loss attributable to shareholders of Teekay Tankers(1) (as detailed in Appendix A to this release) of $2.4 million, or $0.03 per share, for the quarter ended December 31, 2013, compared to adjusted net loss attributable to shareholders of Teekay Tankers of $7.8 million, or $0.09 per share, for the same period in the prior year. The decrease in adjusted net loss attributable to shareholders of Teekay Tankers is primarily due to stronger Suezmax and Aframax spot rates in the fourth quarter of 2013 compared to the same period of the prior year and a decrease in depreciation expense as a result of vessel impairments recorded in the fourth quarter of 2012, partially offset by the change in employment of certain of the Company’s vessels from fixed rates to lower spot rates upon expiry of their fixed-rate charters, lower average realized spot tanker rates for the Company’s LR2 fleet and a reduction in interest income from the Company’s investment in term loans. Adjusted net loss attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of increasing net income attributable to shareholders of Teekay Tankers by $16.5 million, or $0.20 per share, for the three months ended December 31, 2013 and increasing the net loss by $348.8 million, or $4.18 per share, for the three months ended December 31, 2012, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to shareholders of Teekay Tankers of $14.1 million, or $0.17 per share, for the quarter ended December 31, 2013, compared to a net loss attributable to shareholders of Teekay Tankers of $356.6 million, or a loss of $4.27 per share, for the quarter ended December 31, 2012. Net revenues(2) were $39.7 million and $44.5 million for the quarters ended December 31, 2013 and December 31, 2012, respectively.

- more -

For the year ended December 31, 2013, the Company reported an adjusted net loss attributable to shareholders of Teekay Tankers of $16.3 million, or $0.20 per share, compared to adjusted net loss attributed to the shareholders of Teekay Tankers of $11.4 million, or $0.14 per share, for the prior year. The increase in adjusted net loss attributable to shareholders of Teekay Tankers is primarily due to a decrease in the Company’s net voyage revenues due to the change in employment of certain of the Company’s vessels from fixed rates to lower spot rates on expiry of their fixed-rate charters, lower average realized spot tanker rates for the year ended 2013 compared to the prior year and a reduction in interest income from the Company’s investment in term loans. This was partially offset by the decrease in depreciation expense as a result of vessel impairments recorded in the fourth quarter of 2012. Adjusted net loss attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of decreasing net loss attributable to shareholders of Teekay Tankers by $8.2 million, or $0.10 per share, for the year ended December 31, 2013 and increasing net loss by $349.6 million, or $4.40 per share, for the year ended December 31, 2012, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, a net loss attributable to shareholders of Teekay Tankers of $8.1 million, or $0.10 per share, for the year ended December 31, 2013, compared to a net loss attributable to shareholders of Teekay Tankers of $361.0 million, or $4.54 per share, for the year ended December 31, 2012. Net revenues(2) were $161.8 million and $192.8 million for the years ended December 31, 2013 and December 31, 2012, respectively.

The Company’s financial statements for prior periods include the historical results of the 13 vessels acquired by the Company from Teekay Corporation in June 2012, referred to herein as the Dropdown Predecessor, for the periods when these vessels were owned and operated by Teekay Corporation, which includes the period from January to June 2012.

During the fourth quarter of 2013, the Company generated $10.4 million, or $0.12 per share, of Cash Available for Distribution(3), compared to $8.7 million, or $0.10 per share, in the third quarter of 2013. On January 3, 2014, Teekay Tankers declared its fixed dividend of $0.03 per share for the fourth quarter of 2013, which was paid on January 31, 2014 to all shareholders of record on January 17, 2014. Since the Company’s initial public offering in December 2007, it has declared dividends in 25 consecutive quarters, which now total $7.305 per share on a cumulative basis.

“Crude tanker rates in December 2013 and January 2014 reached their highest levels since the third quarter of 2008, mainly as a result of higher crude oil imports into China, an increase in long-haul crude oil movements from the Atlantic basin to Asia and seasonal factors, most of which will be reflected in the financial results for the first quarter of 2014,” commented Bruce Chan, Teekay Tankers’ Chief Executive Officer. “Based on approximately 65 percent of spot revenues days booked to date in the first quarter of 2014, the Company has earned an average time-charter equivalent, or TCE, rate of approximately $34,300 and $25,300 per day for its spot Suezmax and Aframax vessels, respectively, compared to $15,200 and $13,900 per day for the fourth quarter of 2013. While rates have softened somewhat in recent weeks, we believe stronger oil demand, limited tanker fleet growth and improving global economic conditions will continue to support a general firming of average spot tanker rates starting in 2014.”

Mr. Chan added, “Teekay Tankers’ co-investment in Tanker Investments Limited, or TIL, provides an additional way for Teekay Tankers’ shareholders to benefit from a potential tanker market recovery while complementing our existing strategy of directly owning and in-chartering conventional tankers. Teekay Tankers can now either invest in secondhand tankers or newbuildings directly or seek to invest further in TIL. In addition, Teekay Tankers’ planned acquisition of Teekay Corporation’s conventional tanker commercial and technical management operations represents the final step in Teekay Tankers’ evolution into a full-service conventional tanker platform, which we believe will allow us to better serve our customers and generate greater value for our shareholders.”

(1)	Adjusted net loss attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.
(3)	Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, for the period when these vessels were owned and operated by Teekay Corporation. Please refer to Appendix B to this release for a reconciliation of Cash Available for Distribution (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

- more -

Summary of Recent Events

First Priority VLCC Mortgage Loans

Due to an increase in tanker vessel values, in the fourth quarter of 2013, the Company recognized $2.0 million of interest income and recorded a $14.9 million reversal of the loss provision on its investment in term loans secured by two 2010-built Very Large Crude Carrier (VLCC) vessels. As a result of this reversal, as of December 31, 2013 there is no remaining loan loss provision associated with the term loans secured by these vessels. The Company expects to recover the carrying value of the term loans, including the original loan principal balance, from a combination of the future operating cash flows of the two VLCC vessels and the net proceeds from their eventual sale. The actual amount recoverable from the Company’s investment in the term loans may vary from the Company’s current estimates depending on various factors, including the vessels’ actual future operating cash flows and actual net proceeds realized from the eventual sale of the vessels.

In December 2013, the previously detained VLCC was released by the Egyptian authorities. Currently, both VLCC vessels securing the investment in term loans are trading in the spot tanker market under Teekay Tankers’ management. The Company continues to work closely with the borrowers and the second priority mortgagees of the vessels to realize on its security for the loans.

Investment in Tanker Investments Ltd.

In January 2014, Teekay Tankers and Teekay Corporation (Teekay) jointly created Tanker Investments Limited (TIL), which will seek to opportunistically acquire, operate, and sell modern secondhand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. TIL completed a $250 million equity private placement in which Teekay Tankers and Teekay co-invested $25 million each for a combined 20 percent ownership in the new company. The balance of the privately placed TIL shares, which are listed on the Norwegian over-the-counter market under the symbol “TIL”, were purchased by a group of institutional investors.

A portion of the net proceeds from the equity private placement will be used to acquire four 2009 and 2010-built Aframax crude oil tankers for an aggregate purchase price of approximately $116 million, which are expected to be acquired between March and June 2014, and four 2009-built Suezmax crude oil tankers for an aggregate purchase price of approximately $163 million, which TIL will pay for by the assuming an equal amount of indebtedness already secured by those vessels. The four Suezmax vessels are expected to be acquired from Teekay in late-February 2014. The remaining proceeds will be used to acquire additional tankers and for general corporate purposes. TIL expects to list its shares on the Oslo Stock Exchange in March 2014.

The Teekay and Teekay Tankers Boards of Directors have also agreed in principle to the sale of Teekay’s conventional tanker commercial and technical management operations (Teekay Operations) to Teekay Tankers, including direct ownership in three commercially managed tanker pools, which currently generate income from commercially managing a fleet of 82 vessels and technically managing a fleet of 49 vessels. The TIL fleet also will be managed by Teekay Operations and, upon completion of the sale of Teekay Operations, the corresponding fees associated with the management of TIL’s vessels will be earned by Teekay Tankers.

Fixed-Rate Time-Charter Coverage

During December 2013, Teekay Tankers commenced new time-charter out contracts for two Aframax tankers. The Erik Spirit has been time-chartered out for a period of 12 months at a rate of $14,100 per day and the Esther Spirit has been time-chartered out for a period of 24 months at a time-charter rate of $16,500 per day.

Teekay Tankers recently extended its time-charter in contract with BM Breeze for a period of 12 months at a rate of $12,000 per day, with options to extend up to an additional 24 months at escalating rates.

- more -

Tanker Market

Global oil demand is expected to average 92.5 million barrels per day (mb/d) in 2014, representing an increase of 4.1 mb/d, or 4.6 percent, compared to 2010 oil demand of 88.4 mb/d. In recent years, oil demand growth has been more than offset by high levels of fleet growth with the global tanker fleet growing by a net 70.8 million deadweight tonnes (mdwt), or 16.3 percent, from the start of 2010 until January 2014. Moderate oil demand growth, combined with high tanker fleet growth resulted in a significant decline in crude tanker spot rates and second-hand tanker values during the period from 2010 to the fourth quarter of 2013.

In December 2013 and January 2014, crude tanker spot rates increased significantly, reaching their highest levels since the third quarter of 2008, although rates for 2013 as a whole were comparatively low on a historical basis. This recent increase was primarily due to strong Chinese crude oil imports, an increase in long-haul movements from the Atlantic basin to Asia, and seasonal factors.

There are currently 61.6 mdwt of tankers on order, or approximately 12.3 percent of the existing fleet. The tanker orderbook has been shrinking since it peaked at 190 mdwt, or approximately 49 percent of the fleet, in September 2008. As a result of the smaller orderbook, the global tanker fleet is expected to grow by only 1.2 percent in 2014 and 1.3 percent in 2015, net of removals, which is the smallest fleet growth rate since 2001. The pace of new tanker ordering increased in 2013, with a total of 33.6 mdwt ordered, compared to just 13.9 mdwt ordered during 2012. From 2000 to 2012, annual orders averaged 35.8 mdwt. However, the majority of orders placed in 2013 were for Medium-Range (MR) and Long Range 2 (LR2) product tankers.

In its January 2014 “World Economic Outlook”, the International Monetary Fund (IMF) raised its global GDP growth forecast for 2014 to 3.7 percent, an increase of 0.1 percent over its previous forecast for 2014. Global oil demand is projected to grow by 1.2 million mb/d in 2014 based on the average of the forecasts of the International Energy Agency, the Energy Information Administration, and OPEC, an increase from the 1.0 mb/d of oil demand growth in 2013. The forecasted increase in demand is based on the cautiously positive sentiment for global economic growth, which continues to be driven by China, although at a slower pace than previous years. The call on OPEC is expected to decline by around 0.6 mb/d in 2014, as non-OPEC supply, mostly driven by the United States, continues to grow.

A combination of improving global economic conditions and expected stronger oil demand growth coupled with limited tanker fleet growth for 2014 and 2015, is expected to drive an increase in tanker fleet utilization and therefore improved spot tanker rates over the next two years.

- more -

Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	December 31, 2013	September 30, 2013	December 31, 2012
Time-Charter Out Fleet
Suezmax revenue days	176	134	362
Suezmax TCE per revenue day(i)	$19,490	$20,448	$21,036
Aframax revenue days	804	825	714
Aframax TCE per revenue day (i)	$17,189	$17,542	$17,769
MR revenue days	92	92	276
MR TCE per revenue day(ii)	$35,054	$35,633	$25,287
Spot Fleet
Suezmax revenue days	683	716	538
Suezmax spot TCE per revenue day	$15,221	$13,799	$11,515
Aframax revenue days	276	284	424
Aframax spot TCE per revenue day	$13,893	$13,583	$13,384
LR2 revenue days	276	275	276
LR2 spot TCE per revenue day	$12,901	$12,488	$15,889
MR revenue days	181	184	—
MR spot TCE per revenue day	$15,772	$15,067	—
Total Fleet
Suezmax revenue days	859	850	900
Suezmax TCE per revenue day(i)	$16,096	$14,845	$15,345
Aframax revenue days	1,080	1,109	1,138
Aframax TCE per revenue day(i)	$16,347	$16,528	$16,141
LR2 revenue days	276	275	276
LR2 TCE per revenue day	$12,901	$12,488	$15,889
MR revenue days	273	276	276
MR TCE per revenue day(ii)	$22,279	$21,923	$25,287

(i)	Excludes profit share amounts relating to certain vessels which are employed on fixed-rate time-charter contracts that include a profit-sharing component.
(ii)	The charter rate on one of the MR tankers includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.

- more -

Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of February 1, 2014:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	9	—	9
MR Product Tankers	1	—	1
VLCC Tanker(i)	1	—	1

Total Fixed-Rate Fleet	13	—	13

Spot-rate:
Suezmax Tankers	8	—	8
Aframax Tankers(ii)	2	1	3
LR2 Product Tankers	3	—	3
MR Product Tankers	2	—	2

Total Spot Fleet	15	1	16

Total Teekay Tankers Fleet	28	1	29

(i)	The Company’s ownership interest in this vessel is 50 percent.
(ii)	The Aframax tanker BM Breeze is currently time-chartered in for a 12-month period ending in January 2015, with options to extend up to an additional 24 months.

Liquidity

As of December 31, 2013, the Company had total liquidity of $173.9 million (which consisted of $25.6 million of cash and $148.3 million in an undrawn revolving credit facility), compared to total liquidity of $226.1 million as at September 30, 2013.

Conference Call

The Company plans to host a conference call on Thursday, February 20, 2014 at 1:00 p.m. (ET) to discuss its results for the fourth quarter and fiscal year of 2013. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 711-9538 or (416) 640-5925, if outside of North America, and quoting conference ID code 6530002.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, February 27, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 6530002.

- more -

About Teekay Tankers

Teekay Tankers currently owns a fleet of 27 double-hull vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers and has one time-chartered in Aframax tanker, all of which vessels an affiliate of Teekay Corporation (NYSE: TK) manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

- more -

TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share data)

	Three Months Ended			Year Ended
	December, 31	September, 30	December, 31	December, 31	December, 31
	2013	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time-charter revenues	20,832	20,600	27,339	88,320	123,364
Net pool revenues	19,205	18,879	15,241	69,675	62,328
Voyage charter revenue	132	—	28	4,415	238
Interest income from investment in term loans(1)	1,994	—	2,885	7,677	11,499

Total revenues	42,163	39,479	45,493	170,087	197,429

OPERATING EXPENSES
Voyage expenses	2,492	483	1,017	8,337	4,618
Vessel operating expenses(2)	21,922	21,859	25,016	91,667	96,160
Time-charter hire expense	1,021	1,216	841	6,174	3,950
Depreciation and amortization	12,113	11,935	18,431	47,833	72,365
General and administrative (2)	2,354	3,317	2,390	12,594	7,985
(Reversal) loss provision on investment in term loans(1) (3)	(14,910)	10,399	—	—	—
Vessel impairment and net loss on sale of vessel	—	—	352,546	71	352,546

	24,992	49,209	400,241	166,676	537,624

Income (loss) from operations	17,171	(9,730)	(354,748)	3,411	(340,195)

OTHER ITEMS
Interest expense	(2,468)	(2,440)	(2,840)	(10,023)	(20,009)
Interest income	63	71	14	158	50
Realized and unrealized (loss) gain on derivative instruments(4)	(1,014)	(2,492)	1,263	(1,524)	(7,963)
Equity income (loss) from joint venture	564	458	(1)	854	(1)
Other expenses	(186)	(458)	(257)	(1,014)	(2,063)

	(3,041)	(4,861)	(1,821)	(11,549)	(29,986)

Net income (loss)	14,130	(14,591)	(356,569)	(8,138)	(370,181)

Earnings (loss) per share attributable to shareholders of Teekay Tankers (5)
- Basic and diluted	0.17	(0.17)	(4.27)	($0.10)	($4.54)
Weighted-average number of Class A common shares outstanding
- Basic and diluted	71,091,030	71,091,030	71,091,030	71,091,030	67,039,605
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding	83,591,030	83,591,030	83,591,030	83,591,030	79,539,605

- more -

(1)	The amount recoverable from the Company’s investment in term loans is dependent on various factors, including the amount realizable from the sale of two VLCCs held as collateral for the loans. The amounts the Company ultimately may record in its annual 2013 filing with the SEC on the Form 20-F as interest income and loss provision on its investment in term loans for 2013 may vary from the amounts shown above if there are significant changes in the Company’s current estimates of the value of its collateral that may be realized.
(2)	In order to more closely align the Company’s presentation to many of its peers, the cost of ship management activities of $1.4 million and $1.4 million for the three months ended December 31, 2013 and September 30, 2013, respectively, and $5.6 million for the year ended December 31, 2013 have been presented in vessel operating expenses. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $1.4 million for the three months ended December 31, 2012 and $7.0 million for the year ended December 31, 2012.
(3)	A reversal of a loss provision on the Company’s investment in term loans of $14.9 million was recorded for the three months ended December 31, 2013. Loss provisions on investment in term loans of $10.4 million and $4.5 million had previously been recorded for the three months ended September 30, 2013 and June 30, 2013, respectively. As a result of the reversal, there was no remaining loan loss provision recorded as of December 31, 2013.
(4)	Includes realized losses relating to interest rate swaps of $2.5 million, $2.5 million, and $2.4 million for the three months ended December 31, 2013, September 30, 2013 and December 31, 2012, respectively, and $9.9 million and $7.8 million for the years ended December 31, 2013 and December 31, 2012, respectively.
(5)	Income (loss) per share attributable to shareholders of Teekay Tankers is determined by dividing (a) net income (loss) of the Company after adjusting for the amount of net loss attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period.

- more -

TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at	As at
	December 31, 2013	September 30, 2013	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash	25,646	29,168	26,341
Pool receivable from related parties	10,765	7,962	9,101
Accounts receivable	4,247	8,233	4,523
Vessel held for sale	—	—	9,114
Prepaid assets	10,361	12,630	9,714
Investment in term loans	136,061	114,096	119,385
Due from affiliates	27,991	26,791	24,787
Vessels and equipment	859,308	861,377	885,992
Loan to joint venture	9,830	9,830	9,830
Investment in joint venture	8,366	7,802	3,457
Other non-current assets	4,954	5,164	3,412

Total assets	1,097,529	1,083,053	1,105,656

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	23,320	19,683	21,228
Current portion of long-term debt	25,246	25,246	25,246
Current portion of derivative instruments	7,344	6,219	7,200
Deferred revenue	2,961	1,090	4,564
Due to affiliates	11,323	11,430	3,592
Long-term debt	719,388	720,921	710,455
Other long-term liabilities	23,275	25,792	31,188
Equity	284,672	272,672	302,183

Total liabilities and equity	1,097,529	1,083,053	1,105,656

- more -

TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended
	December 31, 2013	December 31, 2012
	(unaudited)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	6,202	27,542

FINANCING ACTIVITIES
Proceeds from long-term debt	59,179	32,226
Repayments of long-term debt	(25,246)	(13,522)
Prepayment of long-term debt	(25,000)	(60,000)
Proceeds from long-term debt of Dropdown Predecessor	—	2,312
Repayment from long-term debt of Dropdown Predecessor	—	(10,372)
Prepayment from long-term debt of Dropdown Predecessor	—	(15,000)
Acquisition of 13 vessels from Teekay Corporation	—	(9,509)
Net advances from affiliates	—	16,913
Contribution of capital from Teekay Corporation	—	9,507
Proceeds from issuance of Class A common stock	—	69,000
Share issuance costs	—	(3,229)
Cash dividends paid	(10,030)	(32,231)

Net financing cash flow	(1,097)	(13,905)

INVESTING ACTIVITIES
Proceeds from sale of vessel and equipment	9,114	—
Expenditures for vessels and equipment	(1,904)	(2,518)
Investment in joint venture	(3,890)	(3,344)
Investment in term loans	(9,120)	—

Net investing cash flow	(5,800)	(5,862)

(Decrease) increase in cash and cash equivalents	(695)	7,775
Cash and cash equivalents, beginning of the year	26,341	18,566

Cash and cash equivalents, end of the year	25,646	26,341

(1)	In accordance with GAAP, the statements of cash flows for the year ended December 31, 2012, include the Dropdown Predecessor amounts for the 13 conventional tankers acquired by the Company from Teekay Corporation in June 2012 to reflect ownership of the vessels for the time they were owned and operated by Teekay Corporation.

- more -

TEEKAY TANKERS LTD.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income (loss) attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net income (loss) as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income (loss) attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	December 31, 2013		December 31, 2012
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net income (loss)—GAAP basis	14,130	$0.17	(356,569)	($4.27)

Net income (loss) attributable to shareholders of Teekay Tankers	14,130	$0.17	(356,569)	(4.27)
(Subtract) add specific items affecting net income:
Unrealized gain on interest rate swaps (1)	(1,486)	($0.02)	(3,735)	(0.04)
Reversal of loss provision on investment term loans (2)	(14,910)	($0.18)	—	—
Write-down of vessels and equipment (3)	—	—	352,546	$4.22
Other (4)	(145)	—	—	—

Total adjustments	(16,541)	($0.20)	348,811	$4.18

Adjusted net loss attributable to shareholders of Teekay Tankers	(2,411)	($0.03)	(7,758)	($0.09)

	Year Ended
	December 31, 2013		December 31, 2012
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share

Net loss—GAAP basis	(8,138)	($0.10)	(370,181)	($4.65)
Add:
Net loss attributable to the Dropdown Predecessor	—	—	9,163	$0.11

Net loss attributable to shareholders of Teekay Tankers	(8,138)	($0.10)	(361,018)	($4.54)
(Subtract) add specific items affecting net income:
Unrealized gain on interest rate swaps (1)	(8,363)	($0.10)	(3,810)	($0.04)
Write-down of vessels and equipment/ loss on sale (3)	71	—	352,546	$4.43
Other (4)	126	—	840	$0.01

Total adjustments	(8,166)	($0.10)	349,576	$4.40

Adjusted net loss attributable to shareholders of Teekay Tankers	(16,304)	($0.20)	(11,442)	($0.14)

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(2)	Reversal of the loan loss provision was recorded for the three months ended December 31, 2013. The full reversal of the loan loss provision was due to the increase in the value of the two VLCCs securing the Company’s investment in term loans.
(3)	The amount for the year ended December 31, 2012 relates to impairment charges associates with the Company’s Suezmax tankers, certain of its older Aframax tankers, and one MR product tanker.
(4)	The amount recorded for the three months ended December 31, 2013 and the year ended December 31, 2013, relates to the 50-percent portion of an unrealized derivative instrument loss recorded by the High Q Joint Venture, which owns the VLCC newbuilding that delivered in June 2013. The amount for the year ended December 31, 2012 relates to the transaction costs related to the acquisition costs of the 13 conventional tankers acquired in June 2012.

- more -

TEEKAY TANKERS LTD.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH AVAILABLE FOR DISTRIBUTION

(in thousands of U.S. dollars, except share and per share data)

Description of Non-GAAP Financial Measure—Cash Available for Distribution

Cash Available for Distribution (CAD) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, CAD from the VLCC joint venture and any write-offs or other non-recurring items, less unrealized gains from derivatives and equity income from the joint venture.

Three Months Ended December 31, 2013
(unaudited)
Net income for the period	14,130
Add:
Depreciation and amortization	12,113
Proportionate share of cash available for distribution from joint venture	939
Other	210
Less:
Reversal of loss provision on investment in term loans	(14,910)
Equity income from joint venture	(564)
Unrealized gain on interest rate swaps	(1,486)

Cash Available for Distribution	10,432

Weighted average number of common shares outstanding for the quarter	83,591,030

Cash Available for Distribution per share (rounded)	$0.12

- more -

TEEKAY TANKERS LTD.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses where voyage expenses is comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	42,163	39,479	45,493	170,087	197,429
Voyage expenses	(2,492)	(483)	(1,017)	(8,337)	(4,618)

Net revenues	39,671	38,996	44,476	161,750	192,811

- more -

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker rates and the potential for a tanker market recovery; the Company’s financial stability and ability to benefit from a tanker market recovery; the Company’s ability to take advantage of growth opportunities in a future tanker market recovery; the Company’s acquisition of Teekay’s conventional tanker commercial and technical management operations and the related effect on the Company; the Company’s investment in TIL, potential benefits to the Company, and TIL’s proposed vessels acquisitions and Oslo Stock Exchange listing; and the amount recoverable from the Company’s investments in loans secured by two 2010-built VLCCs and the timing and certainty for the potential sale of these vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; failure of TIL to achieve market acceptance, obtain growth opportunities or list its shares on the Oslo Exchange; changes in future charter rates and the market value of the VLCCs securing the Company’s investment in term loans; the ability of Teekay Tankers to operate or sell the VLCC tankers, and the cash flow and sale proceeds thereof; increases in the Company’s expenses, including any dry docking expenses and associated off-hire days; failure by the Company and Teekay to negotiate or complete the sale of the conventional tanker technical and commercial management operations; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- end -